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                 WHITMAN EDUCATION GROUP, INC. AND SUBSIDIARIES

           COMPUTATION OF NET INCOME (LOSS) PER SHARE OF COMMON STOCK

                                                                   FOR THE THREE MONTHS ENDED

                                                             JUNE 30, 1996           JUNE 30, 1995
                                                            -------------            -------------

Primary:

Average shares outstanding..........................         10,428,323                 10,209,366

Net effect of dilutive  stock options and
    warrants  based on the treasury stock
    method using the average  market price..........          2,276,534                         --
Sanford-Brown shares held in escrow.................          1,021,612                         --
                                                            -----------                 ----------

Total...............................................         13,726,469                 10,209,366
                                                             ==========                 ==========
Net income (loss)...................................      $     76,017                 $ (646,376)
Per share amount....................................      $        .01                 $     (.06)

Fully diluted:

Average shares outstanding..........................         10,428,323                 10,209,366

Net effect of stock options and warrants
    based on the treasury stock method
    using quarter-end market price..................          2,508,131                    529,266
Sanford-Brown shares held in escrow.................          1,021,612                  1,021,612
                                                           ------------                 ----------

Total...............................................         13,958,066                 11,760,244
                                                             ==========                 ==========

Net income (loss)...................................      $      76,017               $  (646,376)
Per share amount....................................      $         .01               $      (.05)
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    Net income (loss) per share of common stock for primary purposes is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period adjusted for common stock equivalents when such adjustments result in dilution of earnings per share. The Company has considered all common stock equivalents for purposes of calculating fully diluted earnings per share regardless of their anti-dilutive effect. Included as common stock equivalents for the three months ended June 30, 1996 for fully diluted purposes are 1,021,612 shares issued in connection with the acquisition of Sanford-Brown
College that remain in escrow to be disbursed to the seller or returned to the
Company upon the occurrence of, or failure to achieve, certain events.

                                   Exhibit 11